FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  6 August 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

signet REPORTS
SECOND
 quarter
SALES

HAMILTON, Bermuda,
August
6
, 2009 -
Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its sales performance
for the 13
and 26 weeks ended
August
1,
2009.

13 WEEKS
ENDED
AUGUST
 1,

2009

Same store sales

fell
5.3%
 in the 13 week period. Total
 sales were
down

7.5%
on a reported basis to
$
710.9
 million (13 weeks to
August
 2,
 2008
:
$768.9
 million) reflecting
 an underlying decrease of
3.2% at constant exchange rates (see Note 1).
The breakdown of the sales performance was as follows:

	Sales			Change on Previous Year
	$ m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	552.5	78%	(4.0) %	(4.0) %	(5.5) %
UK	158. 4	22%	(18.1) %	(0. 4 ) %	(4.3) % (a)
GROUP	710. 9	100%	(7. 5 ) %	(3. 2 ) %	(5.3) %

(a)
Same store sales
:
H.Samuel

(2.5)% and Ernest Jones
(6.2)%.

26 WEEKS
ENDED
AUGUST
1,
2009

Same store
 sales
were down
by
4.0
% in the 26 week period. Total
 sales were
down
7.4
% on a reported basis to
$1,473.5

million
 (26 weeks to
August 2, 2008: $1,591.
4
 million)
 reflecting an underlying decrease of
2.2
%
 at constant exchange rates (see Note 1).
The average US dollar

exchange rate for
the period was £1/$1.
54
 (26 weeks to August 2, 2008
: £1/$1.
98).
The breakdown of the sales performance was as follows:

	Sales	Change on Previous Year
	$ m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	1,177.4	80%	(2.4) %	(2.4) %	(4.0) %
UK	296.1	20%	(23.0) %	(1. 0 ) %	(4.2) % (b)
GROUP	1,473.5	100%	(7.4) %	(2. 2 ) %	(4.0) %

(b)
Same store
 sales:
H.Samuel

(2.2)% and Ernest Jones
(6.5)%.

Terry Burman, Chief Executive, commented, "
US same store sales were down 5.5% in the second quarter,
slowing a little from that of
the first quarter after
the
 Valentine's Day
 period
.
 In the
UK
 same store sales were down
4.3
%
, in line with the first quarter.

While the outlook on both sides of the
Atlantic
 remains uncertain,
the Group will continue to seek to capitalize on market share opportunities with a strong focus on customer service and merchandise initiatives."

Enquiries	Terry Burman, Chief Executive, Signet Jewelers	+1 441 296 5872
	Walker Boyd, Finance Director, Signet Jewelers	+1 441 296 5872

	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Simon Sporborg , Brunswick	+44 (0)20 7404 5959

Signet operated 1,952
 specialty retail jewelry stores at
August
1,
2009
; these included 1,396
 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated
556
 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signet
jewelers
.com.

 See also
www.kay.com
,
www.jared.com
,
www.hsamuel.co.uk

and
www.ernestjones.co.uk
.

Investor Relations
 Program Details

Second Quarter Results
The results for the 13 and
26
 week periods to
August
 1, 2009
 are expected to be announced at 7.30 a.m. (EDT) on
Wednesday,
September 9,
 2009. On that day there will be a conference call chaired by Terry Burman at
8.30
 a.m. (
EDT) (1.30
 p.m.
BST
 and
5.30
 a.m. Pacific Time) and a simultaneous audio
 webcast and slide presentation
available at
www.signetjewelers.com.
 The slides will be available to be downloaded from the website ahead of the call.

The
call
details are:

US dial-in:	+1 718 354 1385
US 48hr replay:	+1 718 354 1112	Access code: 5322040#

European dial-in:	+44 (0)20 7806 1953
European 48hr replay :	+44 (0)20 7806 1970	Access code: 5322040#

Goldman Sachs 16th Annual Global Retailing Conference in
New York
Signet will be presenting at the Goldman Sachs 16
th
 Annual Global Retailing Conference taking place in
New York
 on Thursday, September 10, 2009. The presentation, which will also be webcast on www.signetjewelers.com, will be given by Terry Burman, Chief Executive. Terry Burman and Walker Boyd, Finance Director, will also be available for one-on-one meetings.

Store Visit
, New York
 City/Watchung, NJ
A half day store tour for professional investors will be held in New York City/Watchung, NJ on Tuesday, October 20, 2009. The tour will be hosted by Terry Burman, Chief Executive, Mark Light, Chief Executive of Signet's
US
 division and Tim Jackson, Investor Relations Director.

Note
1
 - Impact of constant exchange rates

Signet
 has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release.
Signet
 considers this to be a useful measure for analy
z
ing and explaining changes and trends in
its
 results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation
 to GAAP sales, is shown below.

13 weeks ended August 1, 2009	13 weeks ended August 1, 2009 as reported	13 weeks ended August 2, 2008 as reported	Growth at actual exchange rates	Impact of exchange rate movement	13 weeks ended August 2, 2008 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$ m	$ m	%	$ m	$ m	%
Sales by origin and destination
US	552.5	575. 6	(4.0)	-	575. 6	(4.0)
UK , Channel Islands & Republic of Ireland	158. 4	193. 3	(18.1)	(34. 2 )	159.1	(0. 4 )
	710. 9	768. 9	(7. 5 )	(34.2)	734. 7	(3. 2 )

26 weeks ended August 1, 2009	26 weeks ended August 1, 2009 as reported	26 weeks ended August 2, 2008 as reported	Growth at actual exchange rates	Impact of exchange rate movement	26 weeks ended August 2, 2008 at constant exchange rates (non-GAAP)	Growth at constant exchange r ates (non-GAAP)
	$ m	$ m	%	$ m	$ m	%
Sales by origin and destination
US	1,177.4	1,206. 7	(2.4)	-	1,206. 7	(2.4)
UK , Channel Islands & Republic of Ireland	296.1	384.7	(23.0)	(85.5)	299.2	(1. 0 )
	1,473.5	1, 5 91.4	( 7 .4)	(85.5)	1,505.9	(2. 2 )

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which
Signet
 operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by management
, the reputation of the
business
, the level of competition in the jewe
l
ry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk Factors" section of the Company's fiscal
 200
9

a
nnual
r
eport on Form 20-F filed with the U.S. Securities and Exchange Commission on
 April 1
, 200
9
 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be reali
z
ed. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 6 August 2009